Cassidy & Associates
Attorneys at Law
215 Apolena Avenue
Newport Beach, California 92662

Email:  CassidyLaw@aol.com
Telephone: 202/387-5400	Fax: 949/673-4525

January 18, 2011
Tom Kluck
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc. Exhibit Filing File No. 333-157962

Mr. Kluck:

Attached for filing with the Securities and Exchange Commission in regard to the Klein Retail Centers, Inc. registration statement on Form S-11are:

Corrected Exhibits:

Dealer Manager Agreement
Escrow Agreement
Subscription Agreement

Request for Acceleration
Letter of Acknowledgment (Tandy letter)

Sincerely, Lee W. Cassidy